SE 19010969

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-38388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scully Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1730 M St. NW Suite 204
(No. and Street)

Washington, DC 20036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Scully 202-775-1415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 Northridge CA 91324
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
AUG 22 2019
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Larry Scully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scully Capital Securities Corporation, as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of N/A
County of District of Columbia
Subscribed and sworn to (or affirmed) before me on this 12th day of August, 2019 by Larry Scully proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Maya L. Harris

MAYA L. HARRIS NOTARY PUBLIC DISTRICT OF COLUMBIA MY COMMISSION EXPIRES 10/14/2019

Scully Capital Securities Corporation

Report Pursuant to Rule 17A-5(d)
Audited Financial Statements
For the Year Ended June 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Scully Capital Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scully Capital Securities Corporation (the "Company") as of June 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule 1 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule 1 is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 21, 2019

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Scully Capital Securities Corporation

Statement of Financial Condition

June 30,		2019
Assets		
Cash	$	90,815
Accounts receivable, net of allowance for doubtful accounts of $200,000		80,732
Prepaid expenses		690
Computer equipment, net of accumulated depreciation of $1,842		730
Total assets	**$**	**172,967**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	900
Deferred tax liability, net		17,108
Due to related party		3,309
Total liabilities		**21,317**
Stockholders' Equity		
Common stock, $.001 par value; 10,662 shares authorized, issued and outstanding		11
Additional paid in capital		144,796
Retained earnings		6,843
Total stockholders' equity		**151,650**
Total liabilities and stockholders' equity	**$**	**172,967**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Operations

Year ended June 30,		2019
Contract revenues	$	111,133
Operating expenses		
Professional fees		41,945
Dues and licenses		3,336
Regulatory fees		8,127
Office expenses		177,459
Depreciation		514
Total operating expenses		231,381
Loss before income taxes		(120,248)
Income tax expense		
Current		(250)
Deferred tax benefit		36,076
Net loss	$	(84,422)

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholders' Equity

Year ended June 30, **2019**

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, June 30, 2018	**$ 11**	**$144,796**	**$ 91,265**	**$ 236,072**
Net loss	**-**	**-**	**(84,422)**	**(84,422)**
Balance, June 30, 2019	**$ 11**	**$144,796**	**$ 6,843**	**$ 151,650**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Cash Flows

Year ended June 30,		2019
Cash flows from operating activities		
Net loss	$	(84,422)
Adjustments to reconcile net loss to net cash used by operating activities:		
Noncash expenses		
Depreciation		514
Bad debts		19,000
Change in:		
Accounts receivable		96,407
Prepaid expenses		80
Accounts payable		676
Deferred tax liability		(36,076)
Due to related party		3,308
Net cash used by operating activities		(513)
Cash flows from financing activities		---
Cash flows from investing activities		---
Net decrease in cash		(513)
Cash at beginning of year		91,328
Cash at end of year	$	90,815
Supplemental disclosure of cash flow information:		
Income taxes	$	---
Interest		---
Supplemental disclosure of noncash operating activity during the year:		
Write-off of Accounts receivable against Allowance for doubtful accounts	$	11,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company is also authorized for the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule I 5c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") applied on a consistent basis with that of the preceding period.

Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are charged off against the allowance for doubtful accounts.

Concentrations

The Company maintains its cash in a checking account which is federally insured. There were no amounts in excess of federally-insured limits as of June 30, 2019. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances.

2. Summary of Significant Accounting Policies (continued)

Concentrations (continued)

As of June 30, 2019, amounts due from two customers approximated $262,359, or approximately 93%, of total accounts receivable as of June 30, 2019. The balance due from one of the customers as of June 30, 2019 has been fully reserved for $200,000. There was no income recognized from this customer for the year ended June 30, 2019. The Company had three customers during the year ended June 30, 2019, which represented approximately 77% of contract revenue.

Computer Equipment and Depreciation

Computer equipment is carried at cost, less accumulated depreciation. Depreciation of computer equipment is provided using the straight-line method over an estimated useful life of 5 years.

Revenue Recognition

Contract revenue consists of retainer and success fees. Retainer fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable, prepaid expenses and depreciation. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, is recognized, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2019. Interest and penalties, if any, are reflected in income tax expense in the accompanying statement of operations. Fiscal years ending on or after June 30, 2016 remain subject to examination by federal and state tax authorities.

2. Summary of Significant Accounting Policies (continued)

Advertising

Advertising costs are expensed as incurred. For the year ended June 30, 2019, the Company expensed $1,190, in advertising costs.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review

Management has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. Related Party Transactions

A company owned by one of the stockholders of the Company provided certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. The operating expenses, which include payroll, benefits, and various office and overhead expenses, are allocated to the Company monthly, based upon the number of hours the related party company employees work for the Company divided by the total hours worked. During the year ended June 30, 2019, $153,954 of operating expenses were allocated to the Company, which are included in office expenses on the statement of operations. At June 30, 2019, $3,309 is payable to the related party for such costs.

4. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2019, the Company had net capital (as computed in accordance with Rule 15c3-1) of $69,498 and the ratio of aggregate indebtedness to net capital was .06 to 1.

4. Net Capital Requirements (continued)

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission ("SEC"). In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the SEC. During the year ended June 30, 2019 there were no withdrawals.

5. Income Taxes

For the year ended June 30, 2019, the Company's provision for income taxes consists of the following:

Current:		
District of Columbia income taxes	$	250
Deferred:		
Federal income tax asset		(25,254)
District of Columbia income tax asset		(10,822)
		(36,076)
Total provision for income taxes	$	(35,826)

As of June 30, 2019, deferred income taxes consists of the following:

Deferred tax assets:		
Accounts payable	$	1,263
Net operating loss and contribution carryforwards		6,208
		7,471
Deferred tax liabilities:		
Accounts receivable		(24,220)
Prepaid expenses		(207)
Depreciation		(152)
		(24,579)
Net deferred tax liability	$	(17,108)

6. Recently Issued Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective beginning July 1, 2018 for the Company.

ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases: Topic 842, also referred to as Accounting Standards Codification Topic 842 ("ASC Topic 842"), which supersedes the existing guidance for lease accounting. ASC Topic 842 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company as of its year ending June 30, 2020.

Management is evaluating the impact that ASC Topic 842 will have on the Company's financial statements.

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Under SEC Rule 15c3-1
Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3
Information for Possession or Control Requirements Under SEC Rule 15c3-3

			June 30, 2019
Stockholders' equity from statement of financial condition		$	151,650
Deduction for nonallowable assets:			
Prepaid expenses	(690)		
Accounts receivable	(80,732)		
Computer equipment	(730)		(82,152)
Net capital		$	69,498
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$	5,000
Net capital in excess of minimum requirements		$	64,498
Amounts included in total liabilities which represent aggregate indebtedness		$	4,209
Ratio of aggregate indebtedness to net capital			.06 to 1

NOTES

A. The Company does not carry or control customers' securities or funds. Accordingly, the Company claims and qualifies for exemption from the possession or control of customer assets and reserve requirements under the exemption provisions of Rule 15c3-3(k)(2)(i).

B. The following is a reconciliation of the preceding computation of net capital to the Company's corresponding unaudited Part IIA of Form X-17A-5 as of June 30, 2019:

Net capital per the preceding schedule	$ 69,498
Adjustments to accounts after filing unaudited Part IIA of Form X-17A-5:	
Decrease in deferred tax liability (excluded from aggregate indebtedness)	(36,076)
Net capital per unaudited Part IIA of Form X-17A-5	$ 33,422

See report of independent registered public accounting firm.

Scully Capital Securities Corporation
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Scully Capital Securities Corporation:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Scully Capital Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Scully Capital Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Scully Capital Securities Corporation stated that Scully Capital Securities Corporation met the identified exemption provisions throughout the year ended June 30, 2019, without exception. Scully Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 21, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of Scully Capital Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ending July 1, 2018 through June 30, 2019.

Scully Capital Securities Corporation

By:

Larry J. Scully, President